GLOBALFOUNDRIES Inc. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held July 29, 2025 NOTICE IS HEREBY GIVEN that the 2025 annual general meeting of shareholders (the “AGM”) of GLOBALFOUNDRIES Inc. (the “Company”) will be held on July 29, 2025 at 8:00 a.m., Eastern Time. The AGM will be held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, and virtually at: www.virtualshareholdermeeting.com/GFS2025. Shareholders are cordially invited to attend. AGENDA The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions: 1. to elect the below nominees as Class I directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association: a. Tim Breen b. Dr. Thomas Caulfield c. Glenda Dorchak d. Camilla Languille 2. to ratify the appointment of PricewaterhouseCoopers LLP as our independent public accounting firm for fiscal year 2025. Shareholders also will consider and act upon such other business as may properly come before the AGM or any adjournment or postponement thereof. If you grant a proxy, the persons named as proxy holders, Saam Azar and Jeff Worth, or either of them, will have the discretion to vote your shares on any additional business that is properly presented for a vote at the Annual Meeting or any adjournment or postponement thereof. The Board of Directors of the Company (the “Board”) has fixed the close of business on June 6, 2025, Eastern time, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the common shares as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. How to Attend the 2025 Annual General Meeting: The AGM will be held on July 29, 2025 at 8:00 a.m., Eastern Time, at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017. Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM, please note that attendance will be limited to shareholders as of the Record Date. Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM.

How to Attend the 2025 Annual General Meeting Virtually: As well as being held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, this year’s AGM will be held virtually via live webcast. In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/GFS2025 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote at the meeting, visit www.virtualshareholdermeeting.com/ GFS2025 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods. The Company’s 2024 annual report for the fiscal year ended December 31, 2024 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 20, 2025 (the “Form 20-F Annual Report”). Shareholders can access, free of charge, the Form 20-F Annual Report on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. In addition to the other information included in the Form 20-F Annual Report, you will find in the Form 20-F Annual Report the biographies for the incumbent members of the Board. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”). Please read our Proxy Statement for important information on the resolutions. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in “street name” (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our Proxy Statement. Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 28, 2025 to ensure your representation at our AGM. By Order of the Board of Directors /s/ Thomas Caulfield Name: Dr. Thomas Caulfield Title: Executive Chairman Dated: June 18, 2025 Registered Office: P.O. Box 309 Ugland House

Grand Cayman KY1-1104 Cayman Islands Important Notice Regarding the Availability of Proxy Materials for GLOBALFOUNDRIES Inc. Annual General Meeting of Shareholders To be Held on July 29, 2025 Our proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2024 can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/ financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

GLOBALFOUNDRIES Inc. 400 Stonebreak Road Extension Malta, NY 12020 PROXY STATEMENT General The board of directors of GLOBALFOUNDRIES Inc. (the “Company” or “we” or “GF”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on July 29, 2025, at 8:00 a.m., Eastern time. The AGM will be held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, and virtually at: www.virtualshareholdermeeting.com/GFS2025. This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2024, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/ financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM in person, please note that attendance will be limited to shareholders as of the close of business on June 6, 2025, Eastern time (the “Record Date”). Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. Shareholders holding shares in brokerage accounts or by a bank or other nominee may be required to show a brokerage statement or account statement reflecting share ownership as of the Record Date. In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/ GFS2025 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2025 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods. On or about June 18, 2025, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability. Record Date, Share Ownership and Quorum

Only the holders of record of the ordinary shares of the Company as of the close of business on June 6, 2025, Eastern time, are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless registered as a shareholder of the Company on the Record Date for the AGM. As of the close of business (Eastern time) on the Record Date, 554,914,211 ordinary shares were issued and outstanding. Shareholders holding in aggregate not less than one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote constitute a quorum of the shareholders. Status as a Foreign Private Issuer We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures including this proxy statement. Voting and Solicitation Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e., a majority of the votes cast, by or on behalf of, the shareholders who, being entitled to do so, attend and vote at the AGM). Internet Availability of Proxy Materials We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. Voting by Holders of Ordinary Shares Ordinary shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM for a vote, or at any adjournment or postponement thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Shareholders of record attending the AGM in person will be given a ballot upon request. Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this proxy statement, have your Notice of Internet Availability or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability or proxy card, as the case may be. Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 28, 2025 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 15-digit control number on the Notice of Internet Availability or proxy card to be provided to you by Equiniti. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM either in person or virtually and vote during the meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2025 and log in using the aforementioned information. Shareholders of record attending the AGM in person will be given a ballot upon request. Shareholders will have the opportunity to ask questions at the AGM during designated periods. If you own ordinary shares of record and you do not vote by Internet, mobile device, in person or by proxy or at the AGM, your shares will not be voted. If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 15-digit control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card. Duly appointed proxyholders attending the AGM in person will be given a ballot upon request. Revocability of Proxies Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@gf.com, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM in person or virtually and voting during the meeting. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend the AGM, to ensure your representation at the AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 28, 2025. Broker Non-Votes and Abstentions Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on routine matters. Following a narrowing of interpretation of the definition of a ‘routine matter,’ the only resolution that is now considered routine is the ratification of the selection of independent auditors. Your broker will NOT be able to vote your shares with respect to any other proposal or other matters considered at the AGM, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in non-routine matters in cases where a broker has not received an instruction from the beneficial owner. With respect to all of the proposals or other matters considered at the AGM, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal. Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals. Process for the Solicitation of Proxies We will pay the cost of soliciting proxies for the AGM. We may solicit by mail, telephone, personal contact and electronic means, and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL 1: ELECTION OF DIRECTORS Pursuant to Article 28 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors, have nominated each of Tim Breen, Dr. Thomas Caulfield, Glenda Dorchak and Camilla Languille for election as a director of the Company, to serve as a Class I director for three years or until such time as s/he resigns or is removed in accordance with the Company’s Memorandum and Articles of Association. Information relating to the director nominees is set forth below. Name Age (years)* Tenure (years)* Current Position/Title Tim Breen 47 7 Chief Executive Officer, Director, Member of Strategy & Technology Committee Dr. Thomas Caulfield 66 7 Executive Chairman, Director, Member of Nominating & Governance Committee, Member of Strategy & Technology Committee Glenda Dorchak 71 6 Director, Member of Audit, Risk & Compliance Committee (the “Audit Committee”), Member of Nominating & Governance Committee Camilla Languille 41 <1 Director, Member of Nominating & Governance Committee, Member of Strategy & Technology Committee *As of July 29, 2025 Tim Breen was elected to GF’s board of directors in January 2018. He is Chief Executive Officer (“CEO”) of GF, a position he was appointed to in April 2025, having joined the company in 2018. Prior to becoming CEO, Mr. Breen served as GF’s Chief Operating Officer (“COO”), overseeing GF’s global operations, including the manufacturing and digital transformation teams. Prior to becoming COO, he served as senior advisor to the CEO with a focus on supporting GF’s business, supply chain and digital transformations. Starting in 2018, he supported the Company in various executive roles including leading strategy, business transformation and finance. Since 2010, Mr. Breen served as a member of the senior leadership team of GF’s founding shareholder, Mubadala Investment Company (“Mubadala”). He also serves as chairman of the board of directors of NOVA Chemicals. Prior to joining Mubadala, Mr. Breen was a partner with McKinsey & Company in Abu Dhabi. He holds a Master of Business Administration degree from London Business School. Dr. Thomas Caulfield was elected to the board of directors as Executive Chairman in April 2025 and has served as a board member since 2018. Dr. Caulfield was previously President and CEO of GF. He was named CEO in 2018 and led the company’s initial public offering (“IPO”) in October 2021, which was not only the largest semiconductor IPO in history at that time, but also the largest IPO listed on Nasdaq that year. Dr. Caulfield joined the Company in 2014 as Senior Vice President and General Manager of the Company’s Fab 8 semiconductor wafer manufacturing facility in Malta, New York, where he led operations, process development, and the expansion and ramp-up of semiconductor manufacturing production. Dr. Caulfield has an extensive career spanning engineering, executive management and global operational leadership with leading technology companies. Prior to joining GF, Dr. Caulfield served as President and Chief Operations Officer at Soraa from 2012 to 2014, a leading developer of GaN on GaNTM (gallium nitride on gallium nitride) solid-state lighting technology. Before Soraa, Dr. Caulfield served as President and COO of Ausra from 2009 to 2010, a leading provider of large-scale concentrated solar power solutions for electrical power generation and industrial steam production. Prior to leading at Ausra, Dr. Caulfield served as Executive Vice President of Sales, Marketing and Customer Service at Novellus Systems, Inc. Before that, Dr. Caulfield spent 17 years at IBM in a variety of senior leadership roles, ultimately serving as Vice President of 300mm semiconductor operations for IBM’s Microelectronics division, leading its wafer fabrication and R&D operations in East Fishkill, New York. He has served as a member of the board of directors of Sandisk Corporation since February 2025 (following Sandisk’s spinoff from Western Digital) and has been a Trustee for Union College since 2018. Previously, he served as a board member of Western Digital Corporation from 2021 to February 2025. Dr. Caulfield earned a Bachelor of Science in Physics from St. Lawrence University before entering Columbia University’s Fu Foundation School of Engineering and Applied Science, where he earned both his Bachelor and Master of Science in Materials Science and Engineering as well as a Doctorate in Materials Science and Engineering. Dr. Caulfield was also a postdoctoral fellow at Columbia’s Engineering Center for Strategic Materials. Glenda Dorchak was elected to the board of directors in June 2019. Ms. Dorchak spent over thirty years in operational leadership roles in the technology industry, most recently as Executive Vice President and General Manager of Global Business with Spansion, Inc., a flash memory manufacturer. She started her career with 20 years at IBM where she held a range of operating roles including General Manager PC Direct. She later moved to e- retailer Value America where she was part of the IPO team eventually becoming Chairman and CEO. Ms. Dorchak subsequently joined Intel Corp. (“Intel”) as Vice President and COO of Intel Communications Group, then went on to serve as Vice President and General Manager, Broadband Products Group and later, Vice President and General Manager, Consumer Electronics Group. After Intel, Ms. Dorchak was Chairperson and CEO of Intrinsyc Software and Vice Chairman and CEO of VirtualLogix. Ms. Dorchak currently does advisory and board work and serves as a member of the board of directors at ANSYS, Inc. and Wolfspeed Inc, as well as Cerebras Systems, a private company. Previously, she served as a member of the board of directors of Mellanox Technologies from 2009 to 2020 and Quantenna Communications from 2018 to 2019. Ms. Dorchak is an independent, non-executive director pursuant to applicable Nasdaq rules. Camilla Languille was elected to the board of directors in September 2024. Ms. Languille is currently co-CEO of Mubadala’s Private Equity platform, which executes global direct investments in buyout and growth equity and actively manages a portfolio targeting growth-oriented companies across a range of sectors, including healthcare, consumer, technology, financial services, industrial and business services, and energy and sustainability. Prior to that, she served as Mubadala’s Head of Healthcare from 2018 to 2024, where she was responsible for executing investments in several healthcare companies and built a global investments team, and as Senior Vice President, Technology of Mubadala from 2016 to 2018, where she was responsible for managing its semiconductor portfolio. Prior to joining Mubadala, Ms. Languille previously worked in M&A for Daiwa Capital and Société Générale based in Paris, as well as in investments for Virgin Group in London, where she managed the Special Situations portfolio and helped to launch Virgin Healthcare. She began her career in Healthcare M&A for JPMorgan in New York and London. Ms. Languille also currently serves as a member of the board of directors of Evotec SE and PCI Pharma Services. Ms. Languille holds a Bachelor's degree in Economics and Political Science from Columbia University. Ms. Languille is an independent, non-executive director pursuant to applicable Nasdaq rules. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES. PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2025 The Audit Committee, which consists entirely of independent directors, has selected PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the fiscal year ending December 31, 2025. We believe that PwC offers services on par with the best in their industry and is sufficiently qualified to conduct their duties as our independent auditor. PwC has served as our independent registered public accounting firm since 2024, and we believe continuation of their service would be in the best interests of the Company and its shareholders. Although our governing documents do not require us to submit this matter to shareholders, the board of directors believes that asking shareholders to ratify the appointment of PwC is consistent with best practices in corporate governance. In the event that PwC is not ratified by our shareholders, the Audit Committee will consider the outcome of the vote in its selection process in the future. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2025. ANNUAL REPORT AND COMPANY INFORMATION A copy of our annual report on Form 20-F for the fiscal year ended December 31, 2024, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. SHAREHOLDER COMMUNICATIONS Shareholders may contact any of the Company’s directors, including the Executive Chairman, the non-management directors as a group, the chair of any committee of the board of directors or any committee of the board of directors by writing them as follows: GLOBALFOUNDRIES Inc. 400 Stonebreak Road Extension Malta, NY 12020 Attn: Legal Department Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters. OTHER MATTERS We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the board of directors may recommend.

By Order of the Board of Directors Dr. Thomas Caulfield June 18, 2025